GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04 MAR 10 AM 7:21

04010465

3 March 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Aew GKN

Exemption File 82-5204

Dear Sirs,

GKN plc – notification of major interests in shares

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

For your information I enclose a copy of the above.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 3/10

COMPLIANCE/SEC/COR/notification of press release

SCHEDULE 10

04 MAR 10 AM 7:21

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	FRANKLIN RESOURCES, INC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	Bank of New York – 160,735 Chase Nominees Limited – 44,242,076 Citibank – 487,910 Clydesdale Bank plc – 2,533,630 Euroclear Bruxelles – 21,388 Mellon Bank – 83,045 Northern Trust Company – 369,837 Royal Trust Corp of Canada – 2,566,476 State Street Nominees Limited – 3,015,457

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
NOT KNOWN	NOT KNOWN		

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	3 MARCH 2004

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
53,480,554	7.28%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	PHIL HIGGINS – 01527 533 235

16. **Name and signature of authorised company official responsible for making this notification**
PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT
Date of notification 3 MARCH 2004